LoCorr Investment Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 30, 2024

VIA EDGAR TRANSMISSION

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:    LoCorr Investment Trust (the “Trust”)
File Nos. 333-171360 and 811-22509

Dear Mr. Orlic:

We are responding to comments provided to Ryan Charles of U.S. Bank Global Fund Services, the Trust’s Administrator, by the U.S. Securities and Exchange Commission (the “SEC”) Division of Investment Management staff (the “Staff”) on April 16, 2024, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 54 to its registration statement on Form N-1A. PEA No. 54 was filed on March 1, 2024 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of adding disclosure related to a change in the investment strategies for the LoCorr Macro Strategies Fund and the LoCorr Long/Short Commodities Strategy Fund (the “Funds”) concerning exposure in bitcoin and ether. The Staff’s comments, along with the Trust’s responses, are set forth below.

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment 1.    Please provide a completed fee table, Example and Performance disclosures for each fund.

Response:    Each Fund’s completed fee table, Example and Performance chart/table are attached as Appendix A to this response letter.

Comment 2.    With respect to Footnote 4 to the fee table for the LoCorr Long/Short Commodities Strategy Fund, please clarify whether the reference is to total assets or net assets.

Response.    The disclosure has been revised as follows:

        “Generally, the management fees and performance fees of the CTAs included in the Swap and Commodity Pool may range up to 1.50% of the Fund's allocated net assets and up to 20% of the returns, respectively.”

Comment 3:    For each fund please present the most important principal investment risks first and after the most important risks have been disclosed the fund may revert back to alphabetical order.

Response:    The Registrant respectfully declines to make the requested revision.

Comment 4:     The principal investment strategy disclosure for each fund includes references related to the investment of up to 25% of total assets in a wholly-owned and controlled subsidiary. To the extent that the subsidiary is leveraged at the time of an investment please provide disclosure indicating that the fund's total exposure could exceed 25%.

Response:    The Registrant will consider revising disclosure in future filings and notes the existing strategy and risk disclosures regarding leverage.

Comment 5:     On page 26 there is a reference to contracts that make use of a reference index as LIBOR. Please include disclosure regarding how the transition from LIBOR could impact the fund's investments. Please also disclose how the transition to a new reference index could impact the value of the fund's investments that reference LIBOR.

Response:    The reference to LIBOR is an example of a reference rate. The Registrant will consider deleting the reference in a revised filing.

Comment 6:     Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder. Please also confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response:    The Registrant so confirms.

Comment 7: Please include disclosure that the funds do not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by a fund.

Response:    The following disclosure has been added:

“The Fund does not intend to create or invest to gain primary control in an entity primarily engaged in investment activities other than the Subsidiary.”

Cyber-Asset Comments

Comment 8:    Please confirm that the Fund does not intend to invest in spot Bitcoin or Ether and disclose in bold that a Fund will not invest in those or if the Fund intends to, explain how the Fund will comply with custody requirements of 1940 Act.

Response:    The Funds do not intend to directly hold bitcoin or ether. Accordingly, the following disclosure has been added:

        The Fund does not invest directly in or hold bitcoin or ether.

Comment 9:    Please disclose and explain each Fund's strategy with respect to the "rolling" of ether futures contracts or bitcoin futures contracts, including the contract month the fund plans to invest in and generally how and when the fund expects to roll the contracts. If the funds are unable to provide this disclosure, please explain why.

Response:    The following disclosure has been added to the Funds' SAI:

        Rolling of the Crypto Futures

Futures contracts expire on a designated date, referred to as the "expiration date." The Fund generally seeks to invest in "front-month" CME bitcoin futures contracts and CME ether futures contracts but may invest in back-month, cash-settled bitcoin futures contracts and ether futures contracts. "Front- month" contracts are the monthly contracts with the nearest expiration date. Back-month contracts are those with longer times to maturity. CME bitcoin futures and CME ether futures are cash-settled on their expiration date unless they are "rolled" prior to expiration. The Fund intends to "roll" its CME bitcoin futures and CME Ether Futures prior to expiration. Typically, the Fund will roll to the next "nearby" CME bitcoin futures and CME ether futures. The "nearby" contracts are those contracts with the next closest expiration date.

Comment 10:    Please describe ether and bitcoin and the Ethereum blockchain and Bitcoin blockchain; the relationship of ether and bitcoin to the Ethereum blockchain and Bitcoin blockchain, respectively; the applications and use cases that the Ethereum blockchain and Bitcoin Blockchain, and ether and bitcoin, have been designed to support; and how the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, differ from one another in terms of such intended applications and use cases, among other things. Also, with regard to Ethereum, describe the role that the Ethereum Foundation plays in the development of the blockchain.

Response:    The following disclosure has been added to the Fund’s prospectus:

        Bitcoin and Ether

Bitcoin and ether are both digital assets. The ownership and operation of both Bitcoin and ether are determined by participants in online, peer-to-peer networks - the Bitcoin Network and the Ethereum Network, respectively. These networks connect computers running open-source software that follows the rules and procedures governing each network’s protocol.

The value of both bitcoin and ether is not backed by any government, corporation, or other identified body. Instead, their values are determined by the supply and demand in markets created to facilitate their trading. Ownership and transaction records for bitcoin and ether are protected through public-key cryptography. The supply of bitcoin and ether is determined by their respective protocols, and no single entity owns or operates either network. They are collectively maintained by decentralized groups of participants who run computer software that records and validates transactions (miners for bitcoin and validators for ether), developers who propose improvements to the protocols and the software that enforces them, and users who choose which version of the software to run.

The following disclosure has been added to the Fund’s Statement of Additional Information:

Bitcoin is the native token on the Bitcoin network. As with other cryptocurrencies, bitcoin and the Bitcoin blockchain have been designed to support a number of applications and use cases. For bitcoin, these include serving as a medium of exchange (e.g., digital cash) and as a durable store of value (e.g., digital gold). The Bitcoin network's uses and capabilities are narrower when compared to the Ethereum network, which facilitates smart contracts and the issuance of other non- native tokens.

Ether is the native token on the Ethereum network, but users may create additional tokens, the ownership of which is recorded on the Ethereum network. As with other cryptocurrencies, ether and the Ethereum blockchain have been designed to support a number of applications and use cases. For ether, these include: serving as a medium or exchange and a durable store of value, facilitating the use of smart contracts and decentralized products and platforms, permitting the issuance and exchange of non-native tokens (including non-fungible tokens and asset-backed tokens), and supporting various "layer 2" projects. Compared to the Bitcoin network, which is solely intended to record the ownership of bitcoin, the intended uses of the Ethereum network are far more broad.

The Ethereum Foundation (EF) is a non-profit organization that is dedicated to supporting Ethereum and related technologies. The EF, alongside other organizations, supports Ethereum Protocol development through funding and advocacy. The EF finances its activities through its initial allocation of ether at the launch of the Ether Network in 2015. Although the EF does not control Ethereum and is one of many organizations within the Ethereum ecosystem, it is the most significant driving force for Ethereum Protocol development and support of Ethereum generally.

Comment 11:    Please supplementally confirm that the Trust’s code of ethics applies to transactions in ether, bitcoin and their respective futures contracts and that access persons will be required to preclear such transactions.

Response:    The Registrant will revise its code of ethics to cover such instruments. Access Persons will be prohibited from engaging in transactions in bitcoin, ether and their respective futures contracts, unless such transactions have been cleared in advance by the Chief Compliance Officer.
Comment 12:    Please disclose that ether may be determined to be a security or to be offered and sold as a security under federal or state securities laws as well potentially adverse consequences to the Fund and shareholders if such a determination is made.

Response:    The following disclosure has been added to the Fund’s prospectus:

It is possible that ether may be determined to be a security for the purposes of federal or state securities laws. If ether is determined or is expected to be determined to be a security under the federal securities laws, that could materially and adversely affect the trading of ether futures contracts held by the Fund.

The following disclosure has been added to the Fund’s SAI:

It is possible that ether may be determined to be a security for the purposes of federal or state securities laws. If ether is determined or is expected to be determined to be a security under the federal securities laws, that could materially and adversely affect the trading of ether futures contracts held by the Fund. If ether is determined or alleged to be a security, it is possible that trading in ether futures contracts held by the Fund could be halted or otherwise disrupted, become illiquid and/or lose significant value and the Fund may have difficulty unwinding or closing out its ether futures contracts. In that event, value of an investment in the Fund – could decline significantly and without warning, including to zero. There is no guarantee that security futures contracts on ether would be begin trading on any particular timeframe or at all or that the Fund would be able to invest in such instruments.

Comment 13:    Please disclose the risks related to the fragmentation and regulatory noncompliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

Response:    The following disclosure has been added to the Fund’s SAI:

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, digital asset trading venues are largely unregulated and highly fragmented. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote bitcoin in a way that artificially increases the price of bitcoin or ether). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. Investors in bitcoin and ether may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses.

Comment 14:    Please disclose that crypto asset trading platforms on which ether or bitcoin is traded, and which may serve as a pricing source for the calculation of the ether or bitcoin reference rate that is used for the purposes of valuing the Fund's investments, are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response:    The following disclosure has been added to the Fund’s SAI:

Events impacting the price of bitcoin or ether across all digital asset trading venues should be expected to impact the price and market for bitcoin or ether futures, and therefore the performance of the Fund. Such trading venues may serve as a pricing source for the calculation of the CME CF Bitcoin Reference Rate or CME CF Ether Reference Rate which provides reference prices for final settlement of CME bitcoin and ether futures, respectively. These trading venues are or may become subject to regulatory actions that may have a material adverse impact on the Fund and its investments.

Comment 15:    Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response:    The following disclosure has been added to the Fund’s SAI:

The regulation of digital assets and related products and services continues to evolve. The inconsistent and sometimes conflicting regulatory landscape may make it more difficult for bitcoin and ether businesses to provide services, which may impede the growth of the bitcoin and ether economies and have an adverse effect on the adoption and the market value of crypto. There is a possibility of future regulatory change altering, perhaps to a material extent, the ability to buy and sell crypto and crypto futures. Similarly, future regulatory changes could impact the ability of the Fund to invest in bitcoin or ether futures contracts.

Comment 16:    Please disclose that ether and ether futures are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

Response:    The Registrant notes the current disclosure in the Fund’s prospectus:

Bitcoin and Ether may experience very high volatility and related investments, such as Bitcoin and Ether futures, may be affected by such volatility. Bitcoin and Ether are each a relatively new innovation and the market for Bitcoin and Ether is subject to rapid price swings, changes and uncertainty. The further development of the Bitcoin and Ethereum networks and the acceptance and use of Bitcoin and Ether are subject to a variety of factors that are difficult to evaluate.

The following disclosure has been added to the Fund’s SAI:

Investments linked to bitcoin and ether present unique and substantial risks. Such investments can be highly volatile compared to investments in traditional securities and the Fund may experience sudden and large losses. The markets for bitcoin, ether and bitcoin and ether futures may become illiquid. These markets may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates. An investor should be prepared to lose the full principal value of their investment suddenly and without warning. Trading and investing in assets linked to bitcoin and ether are generally not based in fundamental investment analysis.

Comment 17:    Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. Explain how the value of ether futures contracts in which the Fund invests may be impacted by an attack.

Response:    The following disclosure has been added to the Fund’s SAI:

If the price of ether falls below that which is required for validators to turn a profit, some validators may temporarily discontinue their operations. If validators reduce or cease their operations, it would reduce the aggregate stake on the Ethereum Network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain) and make the Ethereum Network more vulnerable to a malicious actor or actors. If one or more validators obtain control of greater than thirty-three percent of the aggregate stake on the Ethereum Network, those validators may attempt to reshuffle or reorder blocks in the Ethereum blockchain, potentially excluding valid transactions or permitted "double spending" of ether. Malicious actors controlling greater than thirty-three percent of the aggregate stake could also potentially resolve two forks of the Ethereum blockchain simultaneously, which would cause confusion and likely result in reduced confidence in the Ethereum blockchain, both of which would have a material adverse impact on the value of ether and ether futures, and as a result, an investment in the Fund. However, any such attack would likely result in the malicious validators forfeiting their staked ether.

Comment 18:    Please disclose that the Bitcoin blockchain may be vulnerable to attacks to the extent that there is a "miner" or group of "miners" that possesses more than 50% of the blockchain's "hashing" power. Explain how the value of bitcoin futures contracts in which the Fund invests may be impacted by an attack.

Response:    The following disclosure has been added to the Fund’s SAI:

If the price of bitcoin falls below that which is required for mining operators to turn a profit, some mining operators may temporarily discontinue mining bitcoin by either halting operations or switching their mining operations to mine other cryptocurrencies. If miners reduce or cease their mining operations it would reduce the aggregate hash rate on the Bitcoin Network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin Network more vulnerable to a malicious actor obtaining control in excess of fifty percent of the aggregate hash rate on the Bitcoin Network. Periodically, the Bitcoin Network is designed to adjust the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten-minute confirmation time currently targeted by the Bitcoin Network protocol, but significant reductions in aggregate hash rate on the Bitcoin Network could result in material delays in transaction confirmation time. Any reduction in confidence in the confirmation process or aggregate hash rate of the Bitcoin Network may adversely affect the utility and price of bitcoin, which may have a negative impact on bitcoin futures.

Comment 19:    Please disclose that proposed changes to the Ethereum blockchain's protocol or Bitcoin blockchain's protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a "fork"), and give examples of forks (e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain). Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by a fork.

Response:    The following risk disclosure has been added to the Fund’s SAI:

        The open-source nature of the Ethereum Protocol and the Bitcoin Protocol permits any developer to review the underlying code and suggest changes. If some users, validators or miners adopt a change while others do not and that change is not compatible with the existing software, a fork occurs. Several forks have already occurred in the Bitcoin Network and the Ethereum Network resulting in the creation of new, separate digital assets. The determination of which fork will be considered bitcoin for purposes of the Bitcoin Reference Rate and which fork will be considered ether for purposes of the CME CF Ether Reference Rate is determined by CF Benchmarks' Hard Fork Policy. Forks and similar events could adversely affect the price and liquidity of ether and bitcoin and the value of an investment in the Fund.

Comment 20:    Please disclose that the Ethereum blockchain's protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain's protocol may contain flaws that can be exploited by attackers. Also, with regard to Ethereum, discuss the exploit of The DAO's smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork. Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by an exploit.

Response:    The Registrant notes the current disclosure in the Prospectus:

Cryptocurrency Cybersecurity Risk. Cybersecurity exploitations or attacks against a cryptocurrency protocol and of entities that custody or facilitate the transfers or trading of cryptocurrency could result in a significant theft of cryptocurrency and a loss of public confidence in cryptocurrency, which could lead to a decline in the value of bitcoin and, as a result, adversely impact the Fund’s investment in cryptocurrency futures. Additionally, if a malicious actor or botnet (i.e., a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power of a cryptocurrency network, such actor or botnet could alter the protocol and adversely affect the value of cryptocurrency, which would adversely affect the Fund’s investment in cryptocurrency futures.

The following disclosure has been added to the SAI:

As a digital asset, crypto is subject to the risk that malicious actors will exploit flaws in its code or structure, or that of digital asset trading venues, that will allow them to, among other things, steal crypto held by others, control the blockchain, steal personally identifying information, or issue significant amounts of crypto in contravention of the relevant protocol. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of crypto and crypto futures contracts.

In April 2016, a decentralized autonomous organization, known as "The DAO" launched on the Ethereum Network. Decentralized autonomous organizations operate on smart contracts which form a foundational framework that dictates how the organization will operate. In exchange for ether, The DAO created DAO Tokens (proportional to the amount of ether paid) that were then assigned to the Ethereum blockchain address of the person or entity remitting the ether. A DAO Token granted the DAO Token holder certain voting and ownership rights in The DAO. In June 2016, The DAO smart contract code was hacked, resulting in approximately one-third of the total ether raised in The DAO's offering being diverted to an Ethereum blockchain address controlled by the attacker, an unknown individual or group. In response to the attack, and upon a vote of Ethereum community members, a "hard fork" was implemented which had the effect of transferring all of the funds raised (including those held by the attacker) from The DAO to a recovery address, where DAO Token holders could exchange their DAO Tokens for ether. Any DAO Token holders who adopted the hard fork could exchange their DAO Tokens for ether and avoid any loss. The permanent hard fork resulted in two different versions of the Ethereum blockchain: Ethereum and Ethereum Classic.

Comment 21:    Please discuss the exposure of ether and bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain and Bitcoin blockchain can nonetheless precipitate a significant decline in the price of ether and bitcoin (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response:    The following risk disclosure has been added to the Fund’s SAI:

As a result of lack of regulation, individuals, or groups may engage in insider trading, fraud or market manipulation with respect to crypto assets. Such manipulation could cause investors in crypto assets to lose money, possibly the entire value of their investments. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. The nature of the assets held at digital asset trading venues make them appealing targets for hackers and a number of digital asset trading venues have been victims of cybercrimes and other fraudulent activity. These activities have caused significant, in some cases total, losses for crypto investors. Investors in crypto may have little or no recourse should such theft, fraud or manipulation occur.

Comment 22:    With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

Response:     The following disclosure has been added to the Fund’s SAI:

It is possible that other blockchains will emerge that are similarly designed to support the development, deployment, and operation of smart contracts. These alternative blockchains have in the past and may in the future seek to compete with Bitcoin and the Ethereum Network by offering faster transaction processing and/or lower fees. The market demand for these alternative blockchains may reduce the market demand for ether which would adversely impact the price of Bitcoin and ether, and as a result, an investment in the Fund.

The Ethereum blockchain has at times experienced material network congestion, high transaction fees and other scalability challenges. Although the Ethereum Foundation has proposed various updates to the Ethereum blockchains protocol to address these challenges, to date they have been primarily addressed by sol-called "layer 2" solutions. Layer 2 networks generally require users to "lock" ether into the layer 2 network in order to benefit from their efficiencies, thereby making the locked ether unavailable to transfer on the underlying blockchain or within other layer 2 networks. While these solutions have, in the past, reduced fees and increased transaction times, they result in the actions of development teams whose interests may not be aligned with that of the greater Ethereum community. Further, there is no guarantee that these layer 2 solutions will continue to be effective or that users or and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on layer 2 solutions are preferable. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

Comment 23:    With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin's price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin.

Response:    The following disclosure has been added to the Fund’s SAI:

It is possible that other blockchains will emerge that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography. These alternative blockchains have in the past and may in the future seek to compete with the Bitcoin Network by offering networks that improve the speed of transaction processing, address issues in the finality and variability of transaction fees in the Bitcoin Networks, and with lesser volatility in the digital asset's price than bitcoin. The market demand for these alternative blockchains may reduce the market demand for bitcoin which would adversely impact the price of bitcoin, and as a result, an investment in the Fund.

Bitcoin's use as an alternative payment system currently is, and is expected to continue to be, reliant on layer 2 networks that reduce transaction times and transaction fees otherwise applicable to transfers of bitcoin. There is no guarantee that these solutions will continue to be available or that they will adequately reduce transaction times and fees to a degree comparable to other public blockchains that serve as alternative payment systems. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions if not implemented correctly would compromise the security or decentralization of the underlying blockchain network.

Comment 24:    Please disclose the risks of executing transactions “off the chain” other than opening and closing transactions.

Response:    The following disclosure has been added to the Fund’s SAI:

        Transactions in Bitcoin that are executed “off the chain” (that is, transactions that are fully executed on the Bitcoin blockchain) may offer less transparency than transactions fully executed on the Bitcoin blockchain and may be more vulnerable to fraud.

Comment 25:    With respect to the Bitcoin blockchain, please also disclose risks and challenges related to adoption and use of other blockchains that support more advanced applications and use cases than the Bitcoin blockchain such as those designed to support development deployment and operation of smart contracts for example, ethereum.

Response:    Please see response to Comment 15 above.

Comment 26:    Please disclose that there may be differences in returns between ether futures and ether, or bitcoin futures and bitcoin, due to divergence in prices or the costs associated with futures investing. In this regard, discuss any unique contango/rolling risks related to ether futures or bitcoin futures.

Response:    The following disclosure has been added to the Fund’s prospectus:

While the performance of cryptocurrency futures contracts, in general, has historically been highly correlated to the performance of spot cryptocurrency, there can be no guarantee that this will continue. The performance of the Fund’s cryptocurrency futures contracts should not be expected to match the performance of spot cryptocurrency.

Comment 27:    Please explain that the price movements of ether and bitcoin generally have been highly correlated, and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

Response:    The following disclosure has been added to the Fund’s SAI:

Historically, the spot price movements of ether and bitcoin generally have been correlated. The spot prices of ether historically have generally been more volatile than the spot prices bitcoin (i.e. rising more than the spot prices of bitcoin on days that the spot prices of bitcoin rises and falling more than bitcoin on days that the spot prices of bitcoin falls. There is no guarantee that this correlation will continue or that the prices of ether or bitcoin will be dependent upon, or otherwise related to, each other or that the relative volatility of spot bitcoin and spot ether will continue.

* * * *

I trust the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Ryan Charles at (480) 964-6008.

Sincerely,

/s/ Jon C. Essen
Trustee, Treasurer and Principal Financial Officer
LoCorr Investment Trust

cc: JoAnn M. Strasser, Thompson Hine LLP

Appendix A

LoCorr Macro Strategies Fund

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial intermediary, in How to Purchase Shares on page 88 of this Prospectus, and in Appendix A to this Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%⁽¹⁾	1.00%⁽²⁾	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.65%	1.65%	1.65%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	0.24%	0.24%	0.24%
Total Annual Fund Operating Expenses	2.14%	2.89%	1.89%

(1)    Applied to purchases of $1 million or more that are redeemed within 12 months of their purchase.

(2)    Applied to shares redeemed within 12 months of their purchase.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
A	$880	$1,206	$1,658	$2,905
C	$392	$895	$1,523	$3,214
I	$192	$594	$1,021	$2,212

Performance:

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the performance of the Fund’s Class I shares from year to year and by showing how the one-year, five-year, ten-year and since inception average annual total returns for the Fund’s Class I shares compare with that of a broad-based securities index and a secondary index The returns in the bar chart and best/worst quarter are for Class I shares which do not have sales charges. The performance of Class A and Class C Shares would be lower due to differing expense structures and sales charges. The returns in the table reflect the maximum applicable sales load of 5.75% on Class A shares, and the maximum deferred sales load of 1.00% on Class C shares for the one-year period. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future and does not guarantee future results. Net asset value (“NAV”) per share information and updated performance information is available on the Fund’s website at www.LoCorrFunds.com.

Calendar Year Total Return

LoCorr Macro Strategies Fund – Class I

Highest Quarterly Return:	Q2 2014	8.13%

Lowest Quarterly Return:	Q4 2023	-7.25%

Average Annual Total Return as of December 31, 2023
	1 Year	5 Years	10 Years	Since Inception (3/24/2011)(1)
Class I Shares
Return Before Taxes	-6.58%	5.15%	4.85%	2.32%
Return After Taxes on Distributions	-7.72%	2.77%	2.61%	0.61%
Return After Taxes on Distributions and Sale of Fund Shares	-3.88%	3.14%	2.87%	1.08%
Class A Shares
Return Before Taxes	-12.11%	3.66%	3.97%	1.59%
Class C Shares
Return Before Taxes	-7.48%	4.10%	3.80%	1.31%
ICE BofA 3-Month Treasury Bill Index (reflects no deduction for fees, expenses or taxes)	5.05%	1.89%	1.26%	1.00%
Barclay CTA Index (reflects no deduction for fees, expenses or taxes)	-0.40%	4.44%	2.44%	1.36%
(1)     The Fund offers three classes of shares. The Class I shares and Class C shares commenced operations on March 24, 2011 and Class A shares commenced operations on March 22, 2011. “Since Inception” performance for Class A shares is shown as of March 22, 2011.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and does not reflect the impact of state and local taxes. Actual after-tax returns depend on the individual investor’s situation and may differ from those shown. Furthermore, the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or Individual Retirement Accounts (“IRAs”). After-tax returns are shown for Class I shares only and will vary for Class A and Class C shares. The Fund’s return after taxes on distributions and sale of Fund shares is greater than its return after taxes on distributions because it includes a tax benefit resulting from the capital losses that would have been incurred, and could be utilized against other capital gains an investor may have.

LoCorr Long/Short Commodities Strategy Fund

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial intermediary, in How to Purchase Shares on page 88 of this Prospectus, and in Appendix A to this Prospectus.

Shareholder Fees (fees paid directly from your investment)		Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)		5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)		1.00%⁽¹⁾	1.00%⁽²⁾	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions		None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		1.50%	1.50%	1.50%
Distribution and/or Service (12b-1) Fees		0.25%	1.00%	0.00%
Other Expenses(3)		0.61%	0.61%	0.61%
Swap and Commodity Pool Fees and Expenses(4)	0.34%
Remaining Other Expenses	0.27%
Total Annual Fund Operating Expenses		2.36%	3.11%	2.11%

(1)     Applied to purchases of $1 million or more that are redeemed within 12 months of their purchase.

(2)    Applied to shares redeemed within 12 months of their purchase.

(3)    "Other Expenses" include both the expenses of the Fund's consolidated wholly-owned subsidiary ("Subsidiary") and the fee paid to the counterparty of the Fund's total return swap ("Swap") and the Fund's commodity pool ("Commodity Pool"), which are the primary ways the Fund seeks exposure to managers' (which are generally commodity trading advisors ("CTAs")) trading vehicles (each, an "Underlying Fund"). The Swap is designed to replicate the aggregate returns of the trading strategies of the CTAs through a customized index. More information regarding the Subsidiary and the investments made to pursue the Fund's Commodities strategy can be found in the "Principal Investment Strategies" section of this Prospectus.

(4)     The cost of the Swap and the Commodity Pool does not include the fees and expenses of the CTAs included in the Swap and Commodity Pool. The returns of the Swap and the Commodity Pool will be reduced and its losses increased by the costs associated with the Swap and Commodity Pool, which are the fees and expenses deducted by the counterparty in the calculation of the returns on the Swap and Commodity Pool, including the management and performance fees of the CTAs. A performance fee for one or more managers represented in the Swap and Commodity Pool may be deducted from the return of the Swap and Commodity Pool even if the aggregate respective returns of the Swap and Commodity Pool are negative. These fees, which are not reflected in the Annual Fund Operating Expenses table, are embedded in the returns of the Swap and Commodity Pool and represent an indirect cost of investing in the Fund.  Generally, the management fees and performance fees of the CTAs included in the Swap and Commodity Pool may range up to 1.50% of the Fund's allocated net assets and up to 20% of the returns, respectively. Such fees are accrued daily within the index and deducted from the Swap and Commodity Pool value quarterly. Fees have been restated to reflect current expenses.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
A	$900	$1,269	$1,763	$3,116
C	$414	$960	$1,630	$3,420
I	$214	$661	$1,134	$2,441
Performance:

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the performance of the Fund’s Class I shares from year to year and by showing how the one-year, five-year, ten-year and since inception average annual total returns of the Fund’s Class I shares compare with that of a broad-based securities index and a secondary index. The returns in the bar chart and best/worst quarter are for Class I shares which do not have sales charges. The performance of Class A and Class C Shares would be lower due to differing expense structures and sales charges. The returns in the table reflect the maximum applicable sales load of 5.75% on Class A shares, and the maximum deferred sales load of 1.00% on Class C shares for the one-year period. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future and does not guarantee future results. Net asset value (“NAV”) per share information and updated performance information is available on the Fund’s website at www.LoCorrFunds.com.

Calendar Year Total Return

LoCorr Long/Short Commodities Strategy Fund – Class I

Highest Quarterly Return:	Q1 2020	15.67%

Lowest Quarterly Return:	Q4 2016	-5.19%

Average Annual Total Return as of December 31, 2023
	1 Year	5 Years	10 Years	Since Inception (12/31/2011)(1)
Class I Shares
Return Before Taxes	-3.07%	4.05%	8.12%	4.42%
Return After Taxes on Distributions	-3.81%	2.19%	5.75%	2.51%
Return After Taxes on Distributions and Sale of Fund Shares	-1.82%	2.34%	5.36%	2.55%
Class A Shares
Return Before Taxes	-8.86%	2.60%	7.21%	3.66%
Class C Shares
Return Before Taxes	-4.03%	3.02%	7.02%	3.36%
ICE BofA 3-Month Treasury Bill Index (reflects no deduction for fees, expenses or taxes)	5.05%	1.89%	1.26%	1.06%
HFRI Macro Commodity Index (reflects no deduction for fees, expenses or taxes)	-2.70%	8.99%	4.85%	3.28%
(1)    The Fund's inception date is December 31, 2011, the date to which performance is measured. The Fund commenced operations on January 1, 2012.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and does not reflect the impact of state and local taxes. Actual after-tax returns depend on the individual investor’s situation and may differ from those shown. Furthermore, the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or Individual Retirement Accounts (“IRAs”). After-tax returns are shown for Class I shares only and will vary for Class A and Class C shares. The Fund’s return after taxes on distributions and sale of Fund shares is greater than its return after taxes on distributions because it includes a tax benefit resulting from the capital losses that would have been incurred, and could be utilized against other capital gains an investor may have.